Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

May 26, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Ms. Stephanie Hui

RE:	Deutsche High Income Trust (the “Fund”) (File No. 811-05482) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. Hui:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) received via telephone on May 19, 2015 with regard to the above-noted Proxy Statement filed with the SEC on May 6, 2015.

The Staff’s comments are restated below followed by the Funds’ responses.

1.	Comment: Please confirm that the provisions for adjournment of the Meeting, as described in the “Notice of Special Meeting of Shareholders,” are correct.

Response:   Clarifying language has been added to the proxy statement noting that the Meeting may be adjourned to a designated future time and place.  This is consistent with the Fund’s By-laws and Declaration of Trust.

2.	Comment: Please clarify the conditions under which the Fund’s repurchase program would be utilized.

Response:    Disclosure has been added to the discussion of the Open Market Share Repurchase Program.

3.	Comment: Under the discussion of the Fund’s Open Market Share Repurchase Program, please consider whether the existing disclosure adequately describes the program.

Response:   The Fund believes the disclosure adequately describes the existing share repurchase program but has added further information per Staff comment #2 above.

4.	Comment: Please consider clarifying language describing the Fund’s use of leverage.

Response:  The relevant disclosure has been modified to indicate that if the Fund converts to an open-end fund it would no longer be permitted to use its current leverage facility and to add additional disclosure about the use of leverage.

5.	Comment: In the discussion of a shareholder’s ability to revoke a proxy, please clarify language regarding receipt of later-dated proxies.

Response:  The relevant disclosure has been modified to remove the phrase “by the Fund.”

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum
Vice President and Counsel

cc:           John Marten, Vedder Price P.C.